UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 15, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHC Group Ltd.

File No. 001-36261 - CF#34307

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       CHC Group Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 12, 2016.

       Based on representations by CHC Group Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

            Exhibit 10.1   through October 12, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Brent J. Fields
                        Secretary